NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission ('SEC') of its intention to remove the entire class of common stock (the 'Common Stock') of Verso Corporation (the 'Company') from listing and registration on the Exchange at the opening of business on October 19, 2015, pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. NYSE Regulation reached its decision to delist the Common Stock pursuant to Section 802.01D of the Listed Company Manual (the 'Manual') and the 'abnormally low' trading price of the Common Stock. 1. Section 802.01D of the Manual states that the Exchange would normally give consideration to suspending or removing from the list a security of a company when it has an abnormally low selling price or volume of trading. 2. NYSE Regulation, on September 21, 2015, determined that the Common Stock of the Company should be suspended immediately from trading, and directed the preparation and filing with the SEC of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by phone and by letter on September 21, 2015. 3. Pursuant to the above authorization, a press release was issued on September 21, 2015 and an announcement was made on the 'ticker' of the Exchange immediately and at the close of the trading session on September 21, 2015 of the suspension of trading in the Common Stock. Similar information was included on the Exchange's website. 4. The Company had a right to appeal to the Committee for Review (the 'Committee') of the Board of Directors of NYSE Regulation the determination to delist the Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.